Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661

Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

16 September 2005

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

pp. Andrew M Knox
Public Officer

Enc.

dlw 9/27

Cue Energy Resources Limited

A.B.N. 45 066 383 97

RELEASE

Jeruk -2 ST 5 Drilling Report

Jeruk -2 ST 5 has been suspended (to allow future reentry if required) following completion of flow test operations. The drilling rig was released from location on 14/09/05.

The well reached a total depth of 5102 metres measured depth.

This is the last drilling report for Jeruk -2 ST4/ST5.

Participants in Jeruk and the Sampang PSC are:

Cue Sampang Pty Ltd	15%
Santos (Sampang) Pty Ltd	45% (Operator)
Singapore Petroleum Sampang Pte Ltd	40%

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

16 September 2005